

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

Kathleen Layton
Assistant General Counsel
Oportun Financial Corp
2 Circle Star Way
San Carlos, CA 94070

> **Re: Oportun Financial Corp**
> **Amendment No. 2 to Form S-1**
> **Exhibit Nos. 10.9.2 and 10.9.4**
> **Filed September 16, 2019**
> **File No. 333-232685**

Dear Ms. Layton:

        We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance